[LETTERHEAD OF CLIFFORD CHANCE US LLP]

January 25, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Morgan Stanley Mid Cap Growth Fund (formerly Morgan Stanley Developing Growth Securities Trust) (the “Fund”)
Securities Act File No. 2-81151
Post-Effective Amendment No. 30
Investment Company Act No. 811-3639
Post-Effective Amendment No. 31

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 30 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 30 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,
/s/ Stuart M. Strauss
Stuart M. Strauss